UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Kezar Life Sciences, Inc.
(Name of Subject Company)

Kezar Life Sciences, Inc.
(Name of Persons Filing Statement)

Common stock, $0.001 par value per share
(Title of Class of Securities)

49372L209
(CUSIP Number of Class of Securities)

Christopher Kirk, Ph.D.
Chief Executive Officer
Kezar Life Sciences, Inc.
4000 Shoreline Court, Suite 300
South San Francisco, California 94080
(650) 822-5600
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Laura A. Berezin Jaime L. Chase Bill Roegge Rita Sobral Cooley LLP 1700 Seventh Avenue, Suite 1900 Seattle, Washington 98101-1355 (206) 452-8756	Marc L. Belsky Chief Financial Officer and Secretary Kezar Life Sciences, Inc. 4000 Shoreline Court, Suite 300 South San Francisco, CA 94080 (650) 822-5600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2026 (together with the exhibits thereto, the “Schedule 14D-9”) by Kezar Life Sciences, Inc., a Delaware corporation (“Kezar”).

The Schedule 14D-9 relates to the tender offer by Aurinia Pharma U.S., Inc., a Delaware corporation (“Parent”) and Aurinia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), to purchase all of the issued and outstanding shares (the “Shares”) of Kezar’s common stock, par value $0.001 per share in exchange for: (i) $6.955 per Share, payable in cash, without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which represents the right to receive certain payments in cash in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Aurinia Pharmaceuticals Inc., a company amalgamated under the laws of the Province of Alberta (“Ultimate Parent”), Parent, Merger Sub, Fortis Advisors LLC, a Delaware limited liability company, as representative and attorney in fact of the CVR holders and Broadridge Corporate Issuer Solutions, LLC, a Pennsylvania limited liability company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 13, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement (the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Merger Sub with the SEC on April 13, 2026.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Expiration of the Offering Period; Completion of the Merger” immediately before the section titled “Annual, Quarterly and Current Reports” on page 44 of the Schedule 14D-9 as follows:

Final Results of the Offer and Completion of the Merger.

The Offer and related withdrawal rights expired at one minute after 11:59 p.m., Eastern time, on May 8, 2026 and were not further extended. Broadridge Corporate Issuer Solutions, LLC, the depositary and paying agent for the Offer, advised Parent that, as of the expiration of the Offer, a total of 5,927,580 Shares were validly tendered and not validly withdrawn, representing approximately 80.2% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Parent irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares pursuant to the terms of the Offer and the Merger Agreement.

Pursuant to the Merger Agreement, Parent completed the acquisition of Kezar on May 11, 2026 by consummating the merger of Merger Sub with and into Kezar, without a vote of Kezar’s stockholders in accordance with Section 251(h) of the DGCL, with Kezar continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent in the Merger. At the Effective Time, each outstanding Share (other than Shares held in the treasury by Kezar, held by any stockholders, or owned by any beneficial owners, of Kezar who are entitled to and who properly exercised appraisal rights under Delaware law or owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time) was cancelled and converted into the right to receive the Offer Price, without interest and in each case, subject to any applicable withholding taxes, from Parent.

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Prior to the opening of trading on The Nasdaq Capital Market on May 11, 2026, all Shares ceased trading, and will be delisted from The Nasdaq Capital Market. Ultimate Parent and Parent intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Kezar’s reporting obligations under the Exchange Act as promptly as practicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2026

Kezar Life Sciences, Inc.

	By:	/s/ Christopher Kirk
Name: Christopher Kirk, Ph.D.
Title: Chief Executive Officer

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